The share exchange described in this press release involves securities of a foreign company.  This share exchange is subject to disclosure requirements of Japan that are different from those of the United States.  Financial information included in this notice has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country.  You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This document has been translated from the Japanese-language original for reference purposes only.  While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original.  Such Japanese-language original shall be the controlling document for all purposes.

(Reference Translation)
November 18, 2015

Company Name:	Kaga Electronics Co., Ltd.
Code No.:	8154
Tokyo Stock Exchange 1st Section
Location of the Head Office:	20 Kandamatsunagacho, Chiyoda-ku, Tokyo
Name and Title of the Representative:	Ryoichi Kado President & COO
Contact:	Eiji Kawamura Managing Director, Administration Headquarters Tel: 03-5657-0111

Company Name:	UKC Holdings Corporation
Code No.:	3156
Tokyo Stock Exchange 1st Section
Location of the Head Office:	1-11-2 Osaki, Shinagawa-ku, Tokyo
Name and Title of the Representative:	Yukio Fukuju President
Contact:	Tsuyoshi Osawa Senior General Manager, Group Business Planning Division Tel: 03-3491-6575

Announcement of the Execution of a Memorandum of Understanding
Concerning Management Integration between Kaga Electronics Co., Ltd. and
UKC Holdings Corporation

We are pleased to announce that Kaga Electronics Co., Ltd. (“Kaga Electronics”) and UKC Holdings Corporation (“UKC Holdings”) resolved to execute a Memorandum of Understanding in connection with their intentions to achieve a management integration with the spirit of equal partnership (the “Management Integration”) (the “MOU”) at the meetings of the board of directors of the two companies held today, and executed the MOU on the same day.

Both companies will conduct further examinations toward the Management Integration in the spirit of equal partnership.

1.	Background and Objectives of the Management Integration

(1)	Background of the Management Integration

As an electronics trading company, Kaga Electronics has been expanding its area of business by meeting the various needs of its diverse customers, with “Everything we do is for our customers” as its motto.  Kaga Electronics offers its services by establishing a system which enables it to provide broad range of support in various business scenes both in Japan and abroad, such as support for procuring electronic components and semiconductors for customers; support for product planning, development and design; support for manufacturing a wide variety of products in small lots; support for producing software and videos related to the amusement industry; system support centering on network solutions; and distribution support mainly for wholesale to mass volume home electronics retailers.  The recent global trend of technical innovation and price decline is prominent especially in the electronics industry, and customers’ needs have become increasingly sophisticated and diversified.  Under these circumstances, it is essential for Kaga Electronics to have an accurate understanding of, and make a swift and flexible response to, the constantly changing needs of its customers.

Since its foundation in October 2009 through a Joint Share Transfer by USC Corporation and Kyoshin Technosonic Co., Ltd., UKC Holdings has been engaged in the semiconductors and electronic components business, which mainly deals in touch screen panels and liquid crystal display-related components along with image sensors manufactured by Sony; the electronic equipment business, which primarily handles broadcasting cameras and other products for professional use; and the system equipment business, which principally covers NFC/FeliCa-compatible contactless IC card-related products.  By combining these competitive products with meticulous technical support from its specialized engineering group, EMS (Electronics Manufacturing Service), reliability tests for semiconductors and electronic components and environmental material analysis services, UKC Holdings offers solutions which satisfy its customers. In the electronics industry, where technology is making constant and rapid advances, there have been market shifts, and rises and declines of manufacturers worldwide. Especially in recent years, while the developed markets, which have led markets so far, have matured and slowed down, emerging countries such as China and India have seen a clear trend in the expansion of their consumer markets and the prosperity of their manufacturing industry. Under these circumstances, UKC Holdings needs to achieve its continuous growth and the enhancement of its corporate value by extending its field of business in all aspects, including customers, applications and functions.

The business environment surrounding electronics trading companies is becoming even harsher due to accelerated changes in the external environment, such as the consolidations of semiconductor manufacturers, customers’ shift toward overseas production, and a review of distributor policies by suppliers.

In this business environment, each of the two companies has considered various options, including forming an alliance with another company, to ensure an appropriate response to the needs of its customers and the continuous growth and development of its business in the future.  As a result, the two companies have formed a common view that further expansion and the pursuit of both scale and quality of business is necessary to further improve utilities and provide customers with higher value-added services.  Under these circumstances, both companies have held discussions and shared a view that they are the best partner to utilize their management resources, because there is a strong affinity between Kaga Electronics’ corporate philosophy “Everything we do is for our customers” and UKC Holdings’ management vision “Offer the highest quality with the optimum cost,” “Evolve and grow with customers” and “Create new markets and new values,” and they are highly complementary in terms of their business suppliers and customers, EMS business and overseas expansion.  Thus the two companies have agreed to take a step toward the management integration in the spirit of equal partnership.

(2)	Objectives of the Management Integration

The two companies will ensure industry-leading scale and quality in Japan by accomplishing the following goals.  In addition, the two companies will develop into one of the premier electronics trading companies in the world that meet the various needs of their customers, thereby enhancing their corporate value.

(i)	Improving the ability to respond to customer needs

The two companies will further strengthen their business and product line-up to be expanded by the management integration, and build a business platform which will enable them to provide a one-stop solution in response to the various needs of their existing and new customers.

(ii)	Accelerating global strategy

By utilizing their overseas bases, the two companies will enhance complementarity in the group, and increase the ability to deal with overseas expansion by their customers and to deal with their local customers.

(iii)	Reducing costs through improving business efficiency

The two companies will improve the business efficiency of the group and reduce costs by, for example, establishing efficient and rational shared operations, sharing and rationalizing their distribution networks and other infrastructure in their domestic and overseas bases, and integrating their core systems in the future.

(iv)	Establishing a strong managerial foundation

The two companies will establish a stronger managerial foundation by, for example, strengthening their financial base and fund-raising ability that enable new investments and mergers and acquisitions by two companies, and energizing the organization by mutually utilizing their human resources and know-how.

2.	Outline of the Management Integration

On the condition of gaining approvals at the shareholders’ meetings of the two companies and obtaining the approvals of the relevant authorities and the like necessary for carrying out the Management Integration, the companies aim to realize the Management Integration as summarized below.  Further details will be decided on or before the execution of the definitive agreement regarding the Management Integration upon consultation between the two companies.

(1)	Method of Management Integration

The two companies have selected a holding company system as the organizational structure following the Management Integration in order to take advantage of the strengths of the two companies while preserving their individuality.  Specifically, the two companies plan to carry out the Management Integration in the following manner.

(i)	Share Exchange

A share exchange will be carried out between UKC Holdings as the wholly owning parent company in the share exchange and Kaga Electronics as the wholly owned subsidiary company in the share exchange (the “Share Exchange”).  As Kaga Electronics will become a wholly owned subsidiary company of UKC Holdings by the Share Exchange, the common shares of Kaga Electronics are scheduled to be delisted, in accordance with the delisting standards of the Tokyo Stock Exchange, before the effective date of the Share Exchange.

(ii)	Company Split

Following the completion of the Share Exchange, a company split will be carried out, in which UKC Holdings will be the splitting company and all of UKC Holdings’ businesses (excluding certain functions necessary for making UKC Holdings a holding company after the Share Exchange takes effect; the same shall apply hereinafter) will be the businesses subject to the split (the “Company Split”).  As a result of the Company Split, all of UKC Holdings’ businesses will be taken over by either a new company to be incorporated through the Company Split or a succeeding company to be wholly owned by UKC Holdings, whereby UKC Holdings will become a holding company (UKC Holdings after becoming a holding company; the “Holding Company”),

(2)	Schedule (Planned)

November 18, 2015 (today)	Execution of the MOU
by May 2016 (planned)
Execution of the definitive agreement regarding the Management Integration
(including the execution of a share exchange agreement regarding the Share Exchange and either the preparation of a plan for the incorporation-type company split or the execution of an agreement on an absorption-type company split regarding the Company Split)

late June 2016 (planned)	Approval of the share exchange agreement regarding the Share Exchange at the annual general meeting of shareholders of Kaga Electronics late June 2016 (planned)
Approval of the share exchange agreement regarding the Share Exchange and either a plan for an incorporation-type company split or an agreement on an absorption-type company split regarding the Company Split at the annual general meeting of shareholders of UKC Holdings

October 1, 2016 (planned)	Effective date of the Share Exchange and the Company Split

The two companies plan to execute a definitive agreement regarding the Management Integration as well as to execute a share exchange agreement regarding the Share Exchange and either prepare a plan for an incorporation-type company split or execute an agreement on an absorption-type company split regarding the Company Split by May 2016, and to present a proposal on the approval of the Share Exchange and the Company Split (for UKC Holdings only) at the annual general meeting of shareholders of each company to be held in late June 2016.

However, the above schedule may be changed as necessary for carrying out the procedures or for other reasons, upon consultation and agreement between the two companies.  Also, in carrying out the procedures and consultations for the Management Integration, the companies will promptly announce any events which would delay or prohibit implementation of the Management Integration due to filing to be made with the Japan Fair Trade Commission or other relevant authorities (including filing to be made under foreign laws), obtaining of approvals and permissions or other reasons.

(3)	Overview of the Holding Company

(i)	Trade name (tentative)
UKC Kaga Holdings Corporation
(ii)	Location of the Head Office (tentative)
20 Kandamatsunagacho, Chiyoda-ku, Tokyo
(Note)
“Location of the Head Office” indicates the location of the registered head office. The principal place of business of the Holding Company shall be decided upon consultation between the two companies.

(iii)	Management structure (tentative)
The Holding Company is planned to have six directors, including the following four directors.
Chairperson: Isao Tsukamoto (currently Founder & CEO of Kaga Electronics)
Representative Director and President: Yukio Fukuju (currently President of UKC Holdings)
Representative Director and Executive Vice President: Ryoichi Kado (currently President & COO of Kaga Electronics)
Director and Executive Vice President: Masaaki Taguchi (currently Executive Vice President of UKC Holdings )
(iv)	Others
Other details shall be decided on or before the execution of the definitive agreement regarding the Management Integration upon consultation between the two companies.
(4)
Share Exchange Ratio

The ratio of the Share Exchange shall be decided on or before the execution of the definitive agreement regarding the Management Integration upon consultation between the two companies.

(5)
Establishment of Integration Preparation Committee

In advancing the deliberations for the Management Integration, an integration preparation committee will be established as the organization for holding consultations between the two companies regarding the Management Integration.

3.	Company Profile
(1)	Name	Kaga Electronics Co., Ltd.	UKC Holdings Corporation
(2)	Location of registered head office	20 Kandamatsunagacho, Chiyoda-ku, Tokyo	1-11-2 Osaki, Shinagawa-ku, Tokyo
(3)	Name and title of representative	Ryoichi Kado, President & COO	Yukio Fukuju, President
(4)	Description of business
Planning, development, manufacture, procurement and sale of electronic devices and electronic components, procurement and sale of computers and peripheral devices, associated components, accessories, software, etc., and export and import of the above items

Businesses, including sales of various semiconductors and electronic components, sales of electronic equipment, and EMS business, and control and management of the business activities of the companies that engage in the above-mentioned businesses by holding their shares

(5)	Paid-in capital	JPY 12,133 million (as of September 30, 2015)	JPY 4,383 million (as of September 30, 2015)
(6)	Date of incorporation	September 12, 1968	October 1, 2009
(7)	Number of issued shares	28,702,118 shares (as of November 12, 2015)	15,700,021 shares (as of November 9, 2015)
(8)	End of fiscal year	March 31	March 31
(9)	Number of employees	(Non-consolidated) 593 (Consolidated) 5,048 (as of September 30, 2015)	(Non-consolidated) 250 (Consolidated) 1,338 (as of September 30, 2015)
(10)	Major customers	－	Sony Corporation NIKON CORPORATION SAMSUNG HIGH-TECH ELECTRO-MECHANICS (TIANJIN) CO., LTD.
(11)	Major banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho Bank, Ltd. Sumitomo Mitsui Banking Corporation The Hokuriku Bank, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mizuho bank, Ltd. The Tokyo Tomin Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation Sumitomo Mitsui Banking Corporation

(12)	Major shareholders and shareholding ratio	Sankyo Co., Ltd.	13.32%	Trust & Custody Services Bank, Ltd., as trustee for Mizuho Trust and Banking Co., Ltd. (Retirement Benefits Trust Account held by Sony Corporation: 003)	14.23%
		Japan Trustee Services Bank, Ltd.	11.62%	BBH for Fidelity Low-Priced Stock Fund (Principal all sector subportfolio) (standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	9.18%
		OKOZE CO., LTD	6.06%	Trust & Custody Services Bank, Ltd., as trustee for Mizuho Trust and Banking Co., Ltd. (Retirement Benefits Trust Account held by the Tokyo Tomin Bank, Ltd.)	3.97%
		Kaga Electronics Employee Shareowners Association	4.51%	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.16%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	4.22%	The Master Trust Bank of Japan, Ltd. (Trust Account)	3.15%
		Mizuho Bank, Ltd. (standing proxy: Trust & Custody Services Bank, Ltd.)	3.31%	Japan Trustee Services Bank, Ltd. (Trust Account)	3.07%
		Isao Tsukamoto	2.74%	Kuniko Nakayama	2.42%
		Oki Electric Industry Co., Ltd.	1.83%	Mizuho Bank, Ltd. (standing proxy: Trust & Custody Services Bank, Ltd.)	2.35%
		Mitsubishi Electric Corporation	1.74%	Meiji Yasuda Life Insurance Company (standing proxy: Trust & Custody Services Bank, Ltd.)	1.88%
		JAPAN SECURITIES FINANCE CO., LTD.	1.62%	Trust & Custody Services Bank, Ltd. (Pension Trust Account)	1.84%
		(as of September 30, 2015)		(as of September 30, 2015)

(13)	Relationship between the two companies, etc.
	Capital relationship	N/A
	Personnel relationship	N/A
	Transactional relationship	N/A
	Status as a Related Party	Neither of the two companies, nor their affiliated persons or companies, is a Related Party of the other party
(14)	Operating results and financial conditions for the latest three fiscal years
Fiscal year ended:	Kaga Electronics (consolidated)			UKC Holdings (consolidated)
	March 2013	March 2014	March 2015	March 2013	March 2014	March 2015
Consolidated net assets	48,806	52,825	59,603	45,402	50,425	56,370
Consolidated total assets	111,888	126,028	127,948	114,223	118,436	131,784
Consolidated net assets per share (JPY)	1,721.86	1,868.07	2,108.04	2,869.23	3,186.08	3,565.03
Consolidated sales	216,405	257,852	255,143	284,508	317,042	280,672
Consolidated operating income	1,260	5,106	6,362	7,360	6,925	5,578
Consolidated ordinary income	1,931	5,847	7,664	8,162	7,237	6,233
Consolidated net income	444	3,877	4,416	5,025	4,398	4,037
Consolidated net income per share (JPY)	16.09	137.22	156.28	320.14	280.21	257.21
Dividend per share (JPY)	30.00	35.00	40.00	40.00	40.00	40.00
(Unit: JPY million, except as otherwise noted)

End